Apollo Hospitals
CHENNAI
touching lives

Date : November 25, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance.
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Audited Financial Results for the half year ended 30th September 2005

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 8th November 2005, the Board of Directors at its meeting held on 25th November 2005 has taken the following decisions.

1. The Audited Accounts of the Company for the half year ended 30th September 2005 were approved as per annexure enclosed.

2. The Board approved the re-appointment of Executive Directors of the Company for a period of 5 years with effect from 3rd February 2006 on the following terms and conditions and recommended the same to the members' approval.

Name	Designation	Remuneration (p.a.)
Ms.Preetha Reddy	Managing Director	2% of net profits of the Company
Ms.Suneeta Reddy	Executive Director – Finance	1.5% of net profits of the Company
Ms. Sangita Reddy	Executive Director– Operations	0.5% of net profits of the Company

3. Mr. Khairil Anuar Abdullah has been co-opted to the Board as an Independent Director with effect from 25th November 2005.

4. The Board approved the acquisition of Samudra Healthcare Enterprises Limited, an unlisted public limited company which owns and run "Apollo Samudra Hospital" at Kakinada.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Audited Financial Results for the half year ended 30th September 2005

(Rs.in Millions)

Sno	Particulars	Audited Quarter Ended 30.9.2005	Audited Quarter Ended 30.9.2004	Audited Half year Ended 30.9.2005	Audited Half year Ended 30.9.2004	Audited Year Ended 31.3.2005
1	Income from Services	1788	1532	3360	2879	5927
2	Other Income	36	16	38	17	29
	Total Income	1824	1548	3398	2896	5956
3	Total Expenditure					
	(a) Increase/Decrease in Stock in trade	-	-	-	-	-
	(b) Material consumption	888	747	1680	1427	2896
	(c) Staff Cost	236	185	450	362	788
	(d) Other expenditure	82	79	165	151	410
	(e) General Administrative Expenses	236	191	394	334	706
	(f) Selling and Distribution Expenses	26	10	40	26	60
	(g) Extraordinary Items #	10	0	18	0	0
4	Interest	29	42	63	82	156
5	Depreciation	65	59	125	112	226
6	Profit (+)/Loss(-) before tax (1+2-3-4-5)	252	235	463	402	714
7	Provision for Taxation					
	Current	82	66	142	114	221
	Deferred	(2)	17	7	31	1
	Fringe Benefit tax	3	0	5	0	0
8	Net Profit (+) / Loss (-) (6-7)	169	152	309	257	492
9	Paid-up equity share capital (Face value Rs.10/- per share)	506	416	506	416	416
10	Reserves excluding Revaluation Reserves (Year End)					2862
11	EPS for the period for the year to date and for previous year					
	Basic	*3.42	*3.84	*6.79	*6.49	12.12
	Diluted	*3.35		*6.63		
12	Aggregate of Non Promoters shareholding					
	(a) Number of Shares	36232611	28136266	36232611	28136266	27528189
	(b) Percentage of Shareholding	71.61	67.64	71.61	67.64	66.18
	* Not Annualised					

Expenditure incurred for upgradation of chennai main hospital facilities in line with requirements of international quality accreditation body.

* Previous year figures have been regrouped wherever necessary

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Half year ended 30th September 2005

(Rs. in Mio)

Particulars	Audited Quarter Ended 30.9.2005	Audited Quarter Ended 30.9.2004	Audited Half year Ended 30.9.2005	Audited Half year Ended 30.9.2004	Audited Year Ended 31.3.2005
1.Segment Revenue (Net Sales / Income from each segment)					
a) Hospital Division	1802	1548	3375	2896	5950
b) Others	22	-	23	-	6
SUB - TOTAL	1824	1548	3398	2896	5956
Less : Intersegmental Revenue	-	-	-	-	-
Net Sales / Income from Operations	1824	1548	3398	2896	5956
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)					
a) Hospital division	259	277	503	484	864
b) Others	22	-	23	-	6
SUB - TOTAL	281	277	526	484	870
Less : (i)Interest (Net)	29	42	63	82	156
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
Total Profit Before Tax	252	235	463	402	714
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Hospital Division	5171	4752	5171	4752	4446
b) Others	2347	5	2347	5	175
TOTAL	7518	4757	7518	4757	4621

Notes :

1 The above financial results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 25th November 2005

2 Information on Investor Complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 30th Sept.2005

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th June 2005	Recd during the Quarter	Disposed off during the Quarter	Lying unresolved as on 30th Sept. 2005
Nil	39	39	Nil

3. The Committee of Board of Directors at its meeting held in July 2005 allotted 9,000,000 underlying equity shares represented by Global Depositary Receipts to the Bank of New York (GDR Depositary)

Place : Chennai

Date : November 25, 2005

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

Date : November 28, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Audited Financial Results for the half year ended 30th September 2005

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 25th November 2005, we have published the audited financial results of the Company for the half year ended 30th September 2005 in "The Economic Times" on 27th November 2005 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai 600 028.

Apollo Hospitals
CHENNAI
touching lives

Audited Financial Results for the half year ended 30th September 2005

(Rs. in Millions)

S No.	Particulars	Audited Quarter Ended 30.09.2005	Audited Quarter Ended 30.09.2004	Audited Half Year Ended 30.09.2005	Audited Half Year Ended 30.09.2004	Audited Year Ended 31-03-2005
1	Income from Services	1788	1532	3360	2879	5927
2	Other Income	36	16	38	17	29
	Total Income	**1824**	**1548**	**3398**	**2896**	**5956**
3	Total Expenditure					
	(a) Increase/Decrease in stock in trade	--	--	--	--	--
	(b) Material consumption	888	747	1680	1427	2896
	(c) Staff cost	236	185	450	362	788
	(d) Other expenditure	82	79	165	151	410
	(e) General Administrative Expenses	236	191	394	334	706
	(f) Selling and Distribution Expenses	26	10	40	26	60
	(g) Extraordinary Items#	10	0	18	0	0
4	Interest	29	42	63	82	156
5	Depreciation	65	59	125	112	226
6	**Profit (+)/Loss (-) Before tax (1+2-3-4-5)**	**252**	**235**	**463**	**402**	**714**
7	Provision for Taxation					
	Current	82	66	142	114	221
	Deferred	(2)	17	7	31	1
	Fringe Benefit Tax	3	0	5	0	0
8	**Net Profit (+)/Loss(-) (6-7)**	**169**	**152**	**309**	**257**	**492**
9	Paid-up equity share capital (Face Value : Rs.10/- per share)	506	416	506	416	416
10	Reserves excluding Revaluation Reserves (Year End)					2862
11	EPS for the period, for the year to date and for previous year					
	Basic	*3.42	*3.84	*6.79	*6.49	12.12
	Diluted	*3.35		*6.63		
12	Aggregate of Non Promoters shareholding					
	(a) Number of Shares	36232611	28136266	36232611	28136266	27528189
	(b) Percentage of shareholding	71.61	67.64	71.61	67.64	66.18
	*Not annualised					

Expenditure incurred for upgradation of Chennai main hospital facilities in line with requirements of international quality accreditation body.

Notes :

1 The above financial results were reviewed by the Audit Committee and taken on record by the Board of Directors at its meeting held on 25th November 2005.

2 Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 30th September 2005.

No. of Complaints (Nature of Complaints :- Non receipt of Share certificates, Dividend, Annual Report etc.)			
Pending as on 30th June 2005	Recd. during the quarter	Disposed off during the quarter	Lying unresolved as on 30 Sept. 2005
Nil	39	39	Nil

3. The Committee of Board of Directors at its meeting held in July 2005 allotted 9,000,000 underlying equity shares represented by Global Depositary Receipts to the Bank of New York (GDR Depositary)

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchanges for the Half Year ended 30th September 2005

(Rs. in Millions)

S No.	Particulars	Audited Quarter Ended 30.09.2005	Audited Quarter Ended 30.09.2004	Audited Half Year Ended 30.09.2005	Audited Half Year Ended 30.09.2004	Audited Year Ended 31-03-2005
1.	Segment Revenue (Net Sales / Income from each segment)					
	a) Hospital Division	1802	1548	3375	2896	5950
	b) Others	22	-	23	-	6
	SUB - TOTAL	**1824**	**1548**	**3398**	**2896**	**5956**
	Less : Intersegmental Revenue	-	-	-	-	-
	Net Sales / Income from Operations	**1824**	**1548**	**3398**	**2896**	**5956**
2.	Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)					
	(a) Hospital Division	259	277	503	484	864
	(b) Others	22	-	23	-	6
	SUB - TOTAL	**281**	**277**	**526**	**484**	**870**
	Less : (i) Interest (Net)	29	42	63	82	156
	(ii) Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
	Total Profit Before Tax	**252**	**235**	**463**	**402**	**714**
3.	Capital Employed (Segment Assets-Segment Liabilities)					
	(a) Hospital Division	5171	4752	5171	4752	4446
	(b) Others	2347	5	2347	5	175
	TOTAL	**7518**	**4757**	**7518**	**4757**	**4621**

*Previous year figures have been regrouped whereever necessary.

By order of the Board
for **APOLLO HOSPITALS ENTERPRISE LTD.**

Place : Chennai
Date : 25th November 2005

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN